

GluCase

by AkibaH

Smartphone Case Diabetes Management System


Diabetes Pandemic: 422 Million People



Sadly, the Numbers Are Growing
1 in 2 American Adults will be
Diabetic or Pre-Diabetic by 2020
(UnitedHealth Group)


The Global Cost Of Diabetes
Worldwide healthcare expenditure due to diabetes in 2015 and 2040, by region*
2015
2040
$348bn
$390bn
North America & Caribbean
$156bn
$174bn
Europe
$17bn
$31bn
Middle East & North Africa
$106bn
$133bn
Western Pacific
$7bn
$13bn
Southeast Asia
$35bn
$56bn
South & Central America
$3bn
$6bn
Africa
* 2040 figures are forecasts
@StatistaCharts
Source: International Diabetes Federation
statista

Problem

"State-of-the-art Technology"

 

Bulky & Unintuitive Devices are the Worst!

Solution

GluCase: Mobile Phone Embedded Meter, App, Cloud-based Patient Management & Coaching


102 mg/dL
Timeline
Glucose
102 mg/dL
Mon, May 2, 9:33 am
Post-Breakfast
Add a note...
Last 30 days: 4/2/16 - Today
Average Glucose
35 readings
136.6
± 57.1 mg/dL
2
Hypo
30
3
Hyper
GluCase

FDA-Cleared Meter

Integrating healthcare management with most tethered device in history

GluCase Cloud-based Patient Management

Inbox > Patient Profile
Emily
Search
RP
Ranbir Patient
36, [Provider Name]
Timeline
Charts
CONVERSATIONS
New
(555) 555-2555
40m
Did you recieve your most recent inf...
RE: NEXT APPOINTMENT
4:12PM
Thanks, this looks great.
Program Stage 3
Check in call
Discuss progress of active care plan goals. Review past completed goals to ensure patient is still adhering to plan.
Begin Call
Send Message
Dismiss
CARE PLAN
HEART FAILURE
NUTRITIONAL CONCERNS
PAIN
Taking Medication
Complete
Monitoring
3 of 5
Phase 3: Healthy Eating, Being Active, and Problem Solving
1 of 2
Healthy eating
Assigned to: Gideon
Completed: 4/19/2017
Being active
Assigned to: Gideon
Due Date: 5/19/2017
ALL
CONVERSATIONS
UPLOADS
WEIGHT
NOTES
CALLS
ASSESSMENTS
MAY 28 4:00 pm
Ranbir uploaded a new weight - 234 lbs
2:21 pm
Emily sent an SMS
11:38 am
Ranbir left a voice recording for Emily
MAY 26 5:32 pm
Emily filled a Heart Failure Assessment for Ranbir
MAY 25 1:00 pm
Ranbir uploaded a new weight - 231 lbs
11:38 am
Gideon called Ranbir (25 minutes)
0:00
CALL
SCHEDULE
NOTE
MESSAGE
VIDEO
MORE
PERSONAL INFO
Edit
Height
69 inches
Weight
234 pounds
Smokes
No
Gender
Male
Language
English
Birthday
Jul 4, 1979
View All
QUICK NOTES
Edit
Ranbir has doctor's appointment next week to discuss fat loss progress. Remember to ask about any program changes.
Prefers afternoon calls over morning calls
CARE TEAM
Edit
PRESCRIPTIONS
Edit
Drug
Dosage
Date
Januvia 50mg
Once after every mean three times a day
01/01/17
Oxamide 20mg
Once daily
03/24/17
DIAGNOSIS
Edit
1. Diabetes T2 (diagnosed 01/01/2013)
2. Pulmonary disease (diagnosed 01/01/2017)
INSURANCE
Edit
Carrier
Blue Shield of California
GROUP #
W0090321
Subscriber
Ranbir Singh
Effective
03/01/2016

- 360-degree view of patient: The patient profile consolidates every single interaction with the patient into one convenient location. With filters and prioritization, care teams can quickly understand the context of the patient in front of them, vital when panel sizes are large and time is short. For effective programs, it is vital to communicate with patients using the methods they are most comfortable with. GluCase is designed to natively support two-way SMS, email, fax, telephone, in-app message, and video chat.*

*The coaching and patient management system is a third-party integration from our partners at Welkin Health.

2018 1st Gen. Ready (Quick to Market) | Building Long-Term 2nd Gen.







(Click Phone for Demo)

Both generations built with significant IP and proprietary design protection

Intellectual Property

- Key Patents Filed and Granted
- Secured Proprietary Design
- Significant Protection
- 3 Issued Trademarks

Benefiting Patients, Providers, and Payers!

Better Compliance ➔ A1C Reduction (lower blood sugar)

A1C Reduction ➔ Healthier Patients (Big $ Saved)



Studies show our technology results in an annual $3,000 reduction in care costs per person

Perfect for on-the-go,
daily diabetes management




Business Model

Adopting Razor Blade Business Model with Testing Strips

- ## Base Subscription ($29/month)
    - ✓ GluCase + Test Strip Supply + App/Dashboard
        - ✓ Annual Recurring Revenue: $348 Per Customer
        - ✓ Customer LTV: $1044 (20% Churn Rate)

- ## Premium Coaching Subscription ($59/month)
    - ✓ GluCase + Test Strip Supply + App/Dashboard
    - ✓ Coaching from Certified Diabetes Educators
        - ✓ Annual Recurring Revenue: $708 Per Customer
        - ✓ Customer LTV: $2124 (20% Churn Rate)

Go-To-Market

- **Gross Profit Margin:** In year one, we project a margin of 36%. By year three, the margin increases to 52%.

- **COGS:** $30 per GluCase Meter; $7.50/50 test strips (1 month supply); Optional Premium: $22/person for outsourced professional coaching

- **Production:** AkibaH has contracted out the entire manufacturing process of the glucose meter and test strips (via AgaMatrix), manufactures the plastic case in Korea, and will manage inventory processing and shipment for digital orders as well as retail logistics.

- **Distribution:** Customers can order at physician practices and/or order online. The monthly supplies will be sent directly to the customer via a model similar to the Dollar Shave Club.
  - B2C – Physician's Office, E-commerce/DTC, and Retail via OtterBox Channels
  - B2B – Big Payers and Providers (Blue Cross Blue Shield, UnitedHealthcare, Aetna et al.)

Competition

	Physician Dashboard	Real-Time Communication	Wireless	Discreet	No Pouch or Dongle Required
	✓	✓	✓	✓	✓
	✓	✓	✓		
iHealth	✓	✓	✓		
	✓		✓		

- What we can't do: GluCase does not sync with other meters

Partnership with #1 Case in N. America



Built for OTTERBOX uniVERSE

uniVERSE
C A S E   S Y S T E M

Expand your phone's features with swappable modules

Ultra-slim design

Drop protection

Easy installation

uniVERSE
C A S E   S Y S T E M


Otter BOX

One case. Endless possibilities.



Battery   Card Reader   Case   Camera Lens   Storage

···· CONNECT ····

GluCase leverages OtterBox's brand, distribution, and versatility

Team



Fathi
CEO/Founder

MPA, Entrepreneurship
B.S. Industrial Eng. & Econ







Paul
Lead Engineer

M.S. Systems Eng.
B.S. Mech. Eng.







Larry
Chief Strategist

Executive MBA
B.S. Pharmacy







Haroon
Business Development

MBA
BA/MSc Economics





Advisory Board



Mark Clements, PhD/MD

- Medical Director, Pediatric Clinical Research, Children's Mercy Hospital, Kansas City
- Asst. Prof. Pediatric Endocrinology, UMissouri



Balazs Bodai, MD/FACS

- Clinical Prof. of Surgery, UC Davis
- Raised $85M for cancer research
- Cong. Gold Medal nominee
- Currently advocating for lifestyle issues in chronic diseases



Dipu Ganguly

- 25+ years med device dev.
- C-level serial entrepreneur
- Original developer of the BladderScanner ($100M+ revenue)
- IP expert, 9 Patents
- M.S., BioMed Eng. & E.E.

Exit Strategy: M&A or IPO

  

  

  

Seed Stage

$500,000 Raised

 

 JUMPSTART
FOUNDRY

Appendix

Fathi Abdelsalam
CEO & Founder
San Jose, California
fathi@akibah.com
650.441.5280

Forecast

Year (% of SAM)	2019 (0.2%)	2020 (0.8%)	2021 (1.5%)	2022 (2.5%)
Total Customers	45K	155K	295K	511K
Revenue	$7.5M	$38.8M	$92.7M	$170.8M
Revenue/User	$156	$232	$288	$304
Net revenue adjustments	$510K	$2.9M	$7.6M	$15.3M
Cost of Sales	$4.8M	$17.3M	$33.8M	$56.1M
Other Costs	$1.4M	$3.0M	$4.8M	$7.3M
Headcount	13	15	21	23
EBITDA	$0.8M	$16.0M	$46.5M	$92.0M

These are only predictions and cannot be guaranteed.

In The Press

FAST COMPANY

SLASH GEAR

BUSINESS INSIDER

VentureBeat

THE WALL STREET JOURNAL

"So long as you have the case, you no longer have to worry about clunky meters and cables, test supply packs, or log books."
- Digital Trends



"If you get the case, you still have to draw blood, but now you don't have to take up valuable briefcase real-estate with a bulky kit."
- Yahoo Lifestyle UK

"In fact, the device combines with your wearables and other smart devices to give you a better picture of your health."
- Cool Wearable



The Market Wants GluCase!

お知らせ　新メディア「TechRepublic Japan」誕生

CNET Japan » ニュース » 製品・サービス

Indiegogo

血糖値が測れるスマホ用ケース「GluCase」--糖尿病患者のSMBGに

2015/11/30 17:38

いいね！ 233　ツイート　23　Pocket 81　G+1 9

印刷　メール　保存　クリップ

PR | 売り手市場の海外駐在員求人はキャリアアップの大チャンス！―ハイクラス求人特集

糖尿病は手術や薬で簡単に治せる病でなく、適切な治療を受けつつ気長に生活を見直さなければならない。治療で重要なのは血糖コントロールだが、血糖値の変化は人によって大きく異なる。

そこで、患者自ら測定キットで血糖値を測り、食事や運動などの生活パターンをチェックする血糖自己測定（SMBG）が治療過程で採用されることもある。SMBG自体は簡単だが、専用の採血用の針や測定器などが必要で、外出や旅行の

そんな悩みを解消するSMBGキット「GluCase」が、クラウドファ ビス「Indiegogo」に登場した。


Latest Reading
123
June 2014
血糖自己測定ができるスマホ用ケース（出典：Indiegogo）

Tecnología

JUEVES 19 DE NOVIEMBRE DE 2015

"GluCase" la carcasa que mide el azúcar que tienes en la sangre

Una compañía de investigación decidió integrar un glucómetro, o medidor de glucosa, a una carcasa para smartphone y así creó "GluCase", hoy en plena campaña de financiación en Indiegogo.

A primera vista, parece una carcasa para celular común y corriente, pero cuenta con una pequeña lanceta en la parte inferior, para realizar la punzada y obtener la muestra de sangre.


"GluCase" la carcasa que mide el...
GluCase
0:54 / 3:20

GluCase, el glucómetro integrado carcasa de su celular inteligente

Diciembre 2.2015


Latest Reading
124
June 2014

GluCase es un nuevo gadget que además de proteger los dispositivos móviles

GluCase es la carcasa que mide el azúcar en sangre

18 NOVEMBER, 2015



Actualidad Gadget. Esta carcasa tiene no tiene el único objetivo de proteger tu iPhone, de hecho su intención principal es la de hacer la vida de los diabéticos más fácil a través de la unión de los glucómetros y los teléfonos inteligentes. Esta carcasa parece una carcasa normal y corriente, pero no lo es, **incorpora un medidor de glucosa en sangre**, que trabaja al mismo tiempo con una aplicación descargas desde la AppStore para almacenar e interpretar los datos que recoge el glucómetro incluido en este accesorio adaptable a nuestro iPhone. Sin duda este accesorio será bienvenido por gran parte de la comunidad de diabéticos a lo largo del globo

The World Wants GluCase!

Customer Discovery

AkibaH reached out to over 300 physicians and individuals with diabetes garnering interest from potential customers. Survey and interview data were then analyzed to better inform design/development as well as lend greater insight into the most appropriate marketing channels and messaging strategies.

People Love GluCase!

How often do you find carrying your testing kit inconvenient?



- Always
- Never
- Often
- Rarely



- Likely
- Must have!
- Not likely
- Very likely

How likely would you be to purchase a device like GluCase?



"People with diabetes want to be compliant/adherent, but they are just as busy as anyone else, so they will like anything that makes it easier to fit diabetes self-management into the rest of their day. This [GluCase] is a brilliant tool to make it happen."
- Zoe Heineman, T1D & Diabetes Commercialization Guru

Physicians Love GluCase!

Would a physician dashboard like AkibaH's improve patient outcomes?



- No
- Not applicable
- Yes

6%
5%
89%



- Impactful
- Not impactful
- Significantly impactful

43%
51%
6%

Potential impact GluCase would have on improving compliance.



"AkibaH has created not only a product that you can hold in your hand and touch and feel but also an application on the mobile phone that connects to a web service that has what I think are some very sophisticated tools to support the patient's self management and to support their data sharing with their healthcare providers." - Dr. Mark Clements, Endocrinologist

Testimonials



Mark Clements, MD, PhD
Children's Mercy Hospital



Blair Vance
Person with Diabetes



Tom Brantman
Product Designer

Larry Ellingson

  

"GluCase will go a long way toward enhancing convenience and compliance for people with diabetes, which in turn will improve outcomes which is the goal consistent with our health care providers and payers." - Larry Ellingson

Former Chairman of the ADA & Leader of Diabetes at Eli Lilly

Strategic Athlete Endorsement





"With mobile health technology such as GluCase, people are positioned more than ever before to take charge of their own health, on their own terms. That's what great technology and entrepreneurship always does. It liberates."

- Chris Dudley
(Former NBA Star w/ T1D)

Global Diabetes Trends



Global health expenditure due to diabetes (20-79 years)

548 billion USD — 2013

627 billion USD — 2035



WORLD 382 M

WORLD 592 M people living with diabetes in 2035 ↗55%

increase

AFR ↗109.1%
MENA ↗96.2%
SEA ↗70.6%
SACA ↗59.8%
WP ↗46%
NAC ↗37.3%
EUR ↗22.4%

2013   2035



China — 98.4
India — 65.1
USA — 24.4
Brazil — 11.9
Russian Federation — 10.9
Mexico — 8.7
Indonesia — 8.5
Germany — 7.6
Egypt — 7.5
Japan — 7.2

0 10 20 30 40 50 60 70 80 90 100

Millions

Future Application: Cholesterol

Taking on Cardiovascular Disease



Where will you go with AkibaH?

Akiba Haiozi is a Swahili proverb that means "a person with foresight will always know prosperity." We believe we can give people the foresight to understand how their everyday decisions affect their greatest asset in the long term—their health.